FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2004

Commission File Number 333-7182-01


                                   CEZ, a. s.

           ----------------------------------------------------------
                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

           ----------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


    CEZ again has record production--exceeding the "magical" line of 60 TWh


CEZ, the energy company, last year produced a record amount of electric energy when their plants' production reached 60,934 GWh. This surpassed the previous year's production (54,118 GWh) by more then 12.6 percent.


CEZ's coal power plants produced 34,044 GWh, 1.5 % more than in 2002, and amounted to 55.9% of the overall production of CEZ. The nuclear power plants, due to nuclear blocks being put into test operation in the Temelin nuclear plant, increased their production by more than 38 %, reaching 25,872 GWh. The share of nuclear power within the overall production of CEZ was 42.5 %. Hydro power plants, due to dry weather, produced only 1018 GWh, which in comparison to the previous year is a decrease of nearly 45 %.



Ladislav Kriz
CEZ, a. s. spokesperson





Production of electric energy in CEZ, a. s. (GWh)

--------------------------------------------------------------------------------
1999             2000             2001             2002             2003
--------------------------------------------------------------------------------
45,722           50,842           52,162           54,118           60,934
--------------------------------------------------------------------------------

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                                CEZ, a. s.

                                                        ------------------------
                                                               (Registrant)

Date:  January 21, 2004

                                                           /s/ Libuse Latalova
                                                       By:______________________
                                                             Libuse Latalova
                                                             Head of Finance
                                                              Administration